WOODSIDE
AUSTRALIAN ENERGY

03 FEB -6 AM 7:21

23 January 2003

03003688

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

BEST AVAILABLE COPY

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to an Investor Briefing, lodged with the Australian Stock Exchange on 23 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PRO

MAR 0 3 2003

THOMSON
FINANCIAL

**Rebecca Sims**
**Administration Officer**

dlw 3/10

82-2280

23 January 2003

WOODSIDE

AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

**Investor Briefing**
**Thursday, 23 January 2003**

Woodside Petroleum Ltd. will today give a presentation by the Company's Chief Financial Officer, Doug Bailey, to Merrill Lynch. A copy of the presentation will be lodged with the Australian Stock Exchange subsequent to this release and posted on the Woodside web site www.woodside.com.au.

ANTHONY NIARDONE
Asst. Company Secretary



Woodside Petroleum Ltd.
Investor Briefing - January 20 3
Doug Bailey
Chief Financial Officer

## laimer and Important Notice

oday's presentations contain forward looking statements that are subject to sk factors associated with oil and gas businesses. It is believed that the xpectations reflected in these statements are reasonable, but they may be ffected by a variety of variables and changes in underlying assumptions which ould cause actual results or trends to differ materially, including but not limited : price fluctuations, actual demand, currency fluctuations, drilling and oduction results, reserve estimates, loss of market, industry competition, nvironmental risks, physical risks, legislative, fiscal and regulatory evelopments, economic and financial market conditions in various countries nd regions, political risks, project delay or advancement, approvals and cost stimates.

ll references to dollars, cents or $ in the presentations are to Australian rrency, unless otherwise stated.

Wc
Fin
loc
th
A

## Profile

- Largest Australian independent E&P company
- A$8 Billion market capitalisation (WPL.ASX )
- Operator of the North West Shelf Venture which accounts for 40% of Australian hydrocarbon production
- 228mmboe operated production in 2002 (WPL share 64mmboe)
- 2400 staff, contractors & secondees



## ...jectives

... & P company:

...phasis is on long term growth

...get is top quartile total shareholder retur...

...rsified revenue streams to spread risk

...opriate portfolio mix to manage key risks:

- geological
- political
- product prices


rategic Objectives are being Achieved by:
cial and financial focus and discipline
success, all 3 Horizons must
ssed throughout the period
Horizon 3
Horizon 2
Effective and profitable new investment to grow production in Australia and progressively internationally
people: reinforce and develop key competitive competences and Woodside culture



side Production Projections
Actual
Projection
2002
2003
2004
2005
2006
2007
2008
2009
2010
NWSV
NWSV Train 4
Otway
Chinguetti
Laminaria
NWSV Train 5 & Domgas Exp.
Sunrise FLNG
Exploration
Legendre
Ohanet
Enfield Are


Optimise Production & Profitability
ojection
2004
2005
2006
2007
2008
2009
2010
Laminaria
Legendre
NWSV Train 4
Annual Production MMBoe
0
20
40
60
80
1995
1996
1997
1998
1999
2000
2001
2004
2005
2006
2007
2008
2009
Cost efficiency
Barrel chasing
Optimise returns


on 2 creates New Production
ctual
Projection
140
120
100
80
60
40
20
0
Annual Production MMBoe
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Create New Production
002
2003
2004
2005
2006
2007
2008
2009
2010
Train 4
uetti
Laminaria
NWSV Train 5 & Dom Exp
Sunrise FLNG
Exploration
Legendre
Ohanet
Enfield Area
• Project implementation
• Project acceleration
• Capital efficiency


eates Reserves Replacement and Growth
ojection
2004
2005
2006
2007
2008
2009
2010
Laminaria
NWSV Train 4
5 & Dom Exp
Otway
Sunrise FLNG
Chinguetti
Exploration
Ohanet
Annual Production MMBoe
140
120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Reserves
Increasing exploration
Appropriate acquisitions
Maintain low finding costs
Ongoing long term focus

## ...oject Funding Capability Projections


60%
50%
40%
30%
20%
10%
0%
2002 2003 2004 2005 2006 2007 2008 2009 2010
...jected Funds Available (A$Bn @ 50% gearing)
Gearing (%)

... can support further project development while not exceeding gearing of 50%. Green bars show cumulative funding in each
...xisting business, ongoing exploration at current rates and defined projects (NWS Train 5, Sunrise, Otway, Enfield Area and
... is based on following oil price assumptions: 2003 US$24.50, 2004 US$24.00, 2005 US$23.50, and 2006 onwards US$21.14
...e = 2003 $0.58, 2004 $0.57, 2005 $0.56, and 2006 onwards $0.55.
...ayout ratio of 50% capped at 15% pa growth.
...et to reflect recent announcements on "Successful Efforts" exploration and accounting policy.

## perated Assets

| | Type | 2P Gross Reserves mmbbls | 2002 Gross Production mmboe | Woodside Share % |
|---|---|---|---|---|
| t Shelf | DomGas | | 31.8 | *50.0 |
| | LNG | | 67.7 | 16.7 |
| | LPG | | 6.6 | 16.7 |
| | Sub Total | 21.58 tcf | | |
| | Condensate | 692.9 | 36.9 | 16.7 |
| sack | Oil | 123.6 | 42.6 | 16.7 |
| | Oil | 242.9 | 30.9 | 47.8 |
| | Oil | 73.4 | 11.1 | 45.9 |
| | | | 227.6 | |
| side Share | | | 64.2 | |

a 50% Domgas interest (subject to a maximum production level). From mid 2005, a step reduction
iterest down eventually to 16.7%.

*ial cited from WPL 2001 Annual Report. Production figures cited from 2002 production reports.*


nsate Operations
The Northern Endeavour
Laminaria Field
The Ocean Legend
Legendre Field
LAMINARIA (44.9%)
CORALLINA (50.0%)
NWS LIQUIDS (16.66%)
LEGENDRE (45.94%)
ENFIELD AREA (100%)
Kupang
Darwin
Wyndham
Derby
Broome
Karratha
Exmouth
N.T.
Western Australia
0
kilometres
Enfiel is not in production

## ...ntracts



Guangdong Terminal
North West Shelf


### China

- 3.3 million tonnes per annum over 25 years
- Supply commences in 2005 to Guangdong LNG terminal
- Sales and Purchase Agreement signed in October 2002
- Equity Sale Key Terms finalised in October 2002
- Decision on Train 5 is expected by Q4 2003

### ...contract

...f intent signed for a term contract for the supply of 0.5 million ...of LNG a year to Korea Gas Corporation (Kogas).

...NG volumes will be delivered in late 2003, building to 0.5 million ...of LNG a year in 2004. The term of the contract is seven years and ...will be delivered on an ex-ship basis.

# ld Ar elopment Portfolio

| ype | Volumes | Prod mmboe | Targeted First Production Year | JV Operator | WPL Share % |
|---|---|---|---|---|---|
| Domgas | | | | WPL | 16.7-50 |
| LNG Train 4 | | 4.2 mtpa | 2004 | WPL | 16.7 |
| LNG Train 5 | | 3.3 mtpa + | 2006 | WPL | |
| Sub Total | 21.6 tcf (2P) | | | | |
| Oil | 310 mmbbl | 100-125 bopd | 2006 | WPL | 100 |
| Floating LNG | 8.4 tcf (sfr) | 5 mtpa + | 2009 | WPL | 33.4 |
| Oil | | | 2006 | WPL | 35 |
| Gas/Condensate | 0.9 tcf (sfr) | | | WPL | 35 |
| Gas | 0.8 tcf (sfr) | 30Pj/yr + | 2006 | WPL | 50 |
| Condensate | 76.7 mmbbl | | 2003 | BHP | 15 |
| Gas | 20.5 tcf (sfr) | | | WPL | 50-55 |

*ss potential cited from WPL 2001 Annual Report.*

pprox 50km
from Exmouth on
t Australian coast

(WPL share 100%)
well intersected a
mn requiring further


GRIFFIN
VINCENT
ENFIELD
LAVERDA
Onslow
Exmouth
0
50
km

attractive as stand-alone development & jointly with Laverda

n rate nominally 100-125,000 bopd

r production period - plateau is approximately 2 years

rgeted for mid/late 2006



ces
Sunrise
8.4 Tcf (SFR)
WPL 33.4%
Blacktip
0.9 Tcf (SFR)
WPL 35%
asin
ecknock)
SFR)
50%
est Shelf
d + Probable)
x 20%
Gas Pipelines
Northern Territory
Western Australia
South Australia
Otway
(Thylacine / Geographe)
0.8 Tcf (SFR)
WPL approx 50%
Bass Strait
0.6 Tcf (SFR)
WPL approx 50%
e for Recovery. All figures based on dry gas volumes


developing international growth
Exploration acreage
Developments: existing and planned



ategy
International growth is being purs
through a strategy concentrating
limited number of key focus area
carbon potential
ly oil focussed or gas close to market
upside reserves potential
scal terms
lance of country, technical and commercial risk
w core competencies & technology to be leveraged
Presentation, May 2002


oposed 2003 Program
68% Overseas
32% Australia
Evaluation
35%
Drilling
53%
Seismic
12%
ion:
ico
ands
Mauritania
2
Aust Oil
4
GOM
3
Aust Gas
3
12 exploration wells planned

## ...ation for significant additional investm

- Largest energy market in the world and growing
- Significant undiscovered resource base
- More rapid life cycle from discovery to production
- Strong deal flow of new opportunities
- Active market for oil and gas assets
- Low country risk and favourable fiscal regime
- GoM will allow WPL to use proven FPSO and seismic capability

## US A is a de e Advantages

- …an Identity
  - Neutral, few historical issues, welcome in Middle East and North Afric…
- …ompetencies
  - Subsurface skills
  - Leading offshore E&P Operator (FPSO's)
  - …as expertise, including LNG
  - …rilling
  - …ubsea completions
  - …perations



- …-cap independent, non-threatening to many host governments or s…
  …ors
- …Balance Sheet
- …urity Set
  - …n exploit niches not immediate focus of super majors


APPENDICES

# elf Venture



Oil
Condensate
LPG
LNG
Cossack Pioneer FPSO
Ocean Legend Platform
PIPELINE TO SHORE
SLUGCATCHER
LNG PLANT
JETTIES
DOMGAS PLANT
LPG STORAGE
DOMGAS TO PILBARA
LNG STORAGE
DOMGAS TO PERTH


The NWSV is 1,300 km north of Perth, West Australia

Products include oil, Domgas, LNG, LPG and condensate

Current customer areas include Japan, Korea, US and the Australian domestic market

Joint Venture Participants are WPL (Operator), Shell, BHP, BP, Chevron-Texaco and MIMI

Approx. 21.6 TCF of Proved and Probable reserves of gas

## Shelf Train 4 Expansion

- complete (construction 25% complete)
- ed construction on second trunkline
- on manhours without LTI; Worksafe Golden Safety Award
- mated final cost remains 2% over the budget of A$1,447m
- s 4.2 mtpa production capacity
- st gas expected mid 2004



## ...amin... Corallina Fields

Woodsid... ...14.9% and 50% ...espect...

...Timor Sea approx. 550km from Darwin

...roduction at 160 mbopd

... reservoir performance ...g expectations

...cline as anticipated

...nproving unit operating cost ...operating cost and/or ...oduction

Laminaria/Corallina Actual Production vs Pre-First Oil Projection



Oil Production kbopd
200
160
120
80
40
0
Actua
Pre-First Oil
Nov 99
2000
2001
2002




## Legendr[illegible]

- ...erator and 45.94% share
- ...approx. 140km offshore from ..., West Australia
- ...nd Probable reserves of 33
- ...1.1 mmboe in 2002



# Otway

- Located approx 55km offshore the coast of Victoria in the South east Coast of Australia.
- Combined Scope for Recovery of 0.8 Tcf of dry gas and 8 MMbbl condensate (100% basis)
- Woodside signed Heads of Agreement with TXU for 30PJ/yr for more than 10 years from 2
  Covers sale of Woodside's share of gas from both fields



Warrnambool
Port Campbell
Cape Otway
Geographe
Thylacine


## Development Activity

- Definition studies for developme options ongoing
- Environmental approvals proces under way
- Development concept selection planned for Q2 2003
- Final investment decision planne 2004
- First gas is expected by 2006
- Approximately A$1 billion (A$0.6 WPL share) total capital expendit

## ...nrise

...Domgas and floating LNG to US West Coast as planned

...gas markets, US West Coast LNG, reserves, development ...
...perating costs

...greed:

- ...not commercially viable
- ...LNG commercially viable:
  - ...Asia/Pacific region
  - ...mix of Asia/Pacific and US
- ...supplying only to US West ... not commercially viable



Sunrise /
Troubadour
JPDA
Bayu-Undan
Timor Sea
Petrel
Tern
Blacktip
Western Australia


...ng

- ...sales agreements in regional markets
- ...ernment fiscal, title and regulation agreements
- ...Venture commercial agreements

...of Design to commence once above in place

## Blac

ry of 0.92 Tcf dry gas and 1.1 MMbbl co densate

evelopment concepts and gas supply opportun es in ern Territory

al value opportunities via exploration and co-operation with parte gas fields (eg, Petrel, Tern)


Sunrise / Troubadour
Evans Shoal
JPDA
Timor Sea
Petrel
Blacktip
Western Australia
Northern Territory

# owse Ba Gas

- pro ukm off the coast
  in West Australia.
- ecovery of 20.49 Tcf dry
  1 MMbbl condensate
  share 9.65 Tcf and 142

- Retention Leases being fin sed
- Evaluating market opportunities and project timing
- Development alternatives include on LNG, floating LNG and pipeline gas



Scott Reef
Brecknock
Brecknock South
Western Australia
Derby
Broome
Mermaid Reef
Clerke Reef
Indian Ocean
Woodside Permits
0
200km

## Ma… West Africa)

…ls drilled on
…uetti discovery
…hare 35% and

…eclaration of
…ality mid 2003

…rgeted for Q1 2006

…ul well drilled on
…scovery (Woodside
…%)

…aisal indicates good
…ity



Canary Islands
Western Sahara
Mauritania
Nouakchott
Chinguetti
Banda

# Ohan... ...th Africa)

- Fi... ...ues ... Start-up ... 2003
- ...side share 15%
- ... Service contract that ... enable entry and ... opportunities in
- ... ivestment for project ... 030 M (WPL share ... M)
- ...tion potential with ... 3D seismic ... quired



Mediterranean Sea
Spain
Algiers
Algeria
Tu
401d
Ohanet
Woodside Permits
0
500km

# exico: Exploration Themes

*rategy: Balance deep water oil versus shelf gas (protection against low oi*


Shelf Deep
Gas Play
Foldbelt Play

- oside has developed considerable GoM technical mpetence to enable growth in a stable, high-margin region
- egional 3D seismic coverage (27,000 sq km) with hnological advances
- tra[illegible] partnering (e.g. Marathon) a management priority


Woodside Gulf of Mexico Focus Area & 2002 Drilling Activity
Houston
New Orleans
Kansas
Neptune
Redwood
Voss
Woodside equity blocks
Woodside 3D seismic coverage